Exhibit 99.3

Case Number: BVIHCOM2022/0016

IN THE EASTERN CARIBBEAN SUPREME COURT

IN THE HIGH COURT OF JUSTICE

VIRGIN ISLANDS

COMMERCIAL DIVISION

CLAIM No. BVIHC (COM) 2022/0016

IN THE MATTER OF NAM TAl PROPERTY INC

AND IN THE MATTER OF THE BUSINESS COMPANIES ACT, 2004

BETWEEN:

Submitted Date: 01/02/2022 13:28 Filed Date: 01/02/2022 13:28 Fees Paid: 72.59

(1) NAM TAl PROPERTY INC.

(a company incorporated in the British Virgin Islands)

(2) NAM TAl GROUP LIMITED

(a company incorporated in the Cayman Islands)

(3) NAM TAl INVESTMENT (SHENZHEN) CO LTD

(a company incorporated in the People’s Republic of China)

Applicants/Claimants

-and-

GREATER SAIL LIMITED

(a company incorporated in the British Virgin Islands)

Respondent/Defendant

ORDER

Before:	The Honourable Justice Adrian Jack [Ag]

Dated:	31 January 2022

Entered:	1 February 2022

PENAL NOTICE

If you, GREATER SAIL LIMITED, fail to comply with the terms of paragraphs 4-8 of this order, proceedings may be commenced against you for contempt of court

Any other person who knows of this order and does anything which helps or permits the Respondent to breach the terms of this order may also be held to be in contempt of court and may be imprisoned, fined or have their assets seized.

NOTICE: If GREATER SAIL LIMITED fails to comply with the terms of paragraphs 4-8 of this order proceedings may be commenced for contempt of court and you GIGI LEE AND MAl FAN may be liable to be imprisoned or to have an order of sequestration made in respect of your property.

UPON HEARING the Claimant’s application by notice filed on 26 January 2022

AND UPON READING the Notice of Application filed on 26 January 2022 and the Affidavits and Affirmations of Michael Cricenti and Yu Chunhua, the First and Second Affirmations of Zou Weining with exhibits filed on 26 January 2022 and the Third Affirmation of Zou Weining with exhibit filed on 27 January 2022

AND UPON HEARING Edward Davies QC, Ben Griffiths, Nicholas Burkill, Counsel for the Claimant and John Carrington QC, Counsel for the Defendant

AND UPON the Court accepting the undertaking offered on behalf of the Claimant set out at Schedule 1

IT IS ORDERED THAT

1.	This Order was made at a hearing ex parte on notice to the Defendant. The Defendant has a right to apply to the Court to vary or discharge the Order – see paragraph 10 below.

2.	There will be a further hearing in respect of this Order on 24 February 2022 at a time to be notified with a time estimate of 30 minutes (the “Return Date”).

3.	In this Order and Schedules:

“subsidiary of the First Claimant” means the companies listed in schedule 2 to this order; and

“document” means anything on or in which information of any description is recorded and includes electronically stored information and documents in hard copy form.

4.

Paragraph 2 of the Order dated 27 January 2022 shall continue and remain in effect. The Defendant shall preserve all documents within its possession custody or power relating to the Claimants or the subject matter of these proceedings and shall not (and shall not permit any agent or person possessing documents the property of the Defendant to) destroy, delete or dispose of any documents in its possession or control.

5.

The Defendant shall forthwith cease to, and until the Return Date shall not, whether by its directors officers agents or otherwise howsoever, do any act that might delay or otherwise hinder the board of directors of the First Claimant elected by the shareholders at the meeting of shareholders of the First Claimant on 30 November 2021 taking control of the First Claimant or any subsidiary of the First Claimant (including Nam Tai Investment (Shenzhen) Co Ltd) and any property of the Claimants or any subsidiary of the First Claimant.

6.

The Defendant shall by 4pm Beijing time on 8 February 2022 deliver to (a) the Bao’an Branch of Market Supervision Administration of the Shenzhen Municipality, (b) the Guangming Branch of Market Supervision Administration of the Shenzhen Municipality and (c) any other branch of the Market Supervision Administration to which the defendant has caused objections to be made to the registration of changes with respect to any directors, legal representative, supervisor or general manager of a subsidiary of the First Claimant, letters in the form of the draft at Schedule 3 to this Order bearing the chop of the law firm sending the letter, and shall at the same time deliver an original duplicate of each letter also bearing the chop of the law firm sending the letter to the Claimants’ lawyer Zhang Yuqing, Suite 2803-04, 28/F, Tower Three, Kerry Plaza No. 1-1, Zhongxinsi Road, Futian District, Shenzhen 518048, P. R. China.

7.

The Defendant shall by 4pm BVI time on 15 February 2022 provide to the Claimants copies of all correspondence sent or received by or on behalf of the Defendant with the Bao’an Branch of Market Supervision Administration of the Shenzhen Municipality, the Guangming Branch of Market Supervision Administration of the Shenzhen Municipality and any other branches of the Market Supervision Administration and shall until the Return Date provide to the Claimants copies of all such further correspondence forthwith after the Defendant sends or receives the same.

8.

The Defendant shall by 4pm BVI time on 15 February 2022 file and serve an affidavit by a director or other proper officer of the Defendant setting out the contents of all oral communications by or on behalf of the Defendant with the Bao’an Branch of Market Supervision Administration of the Shenzhen Municipality, the Guangming Branch of Market Supervision Administration of the Shenzhen Municipality and any other branches of the Market Supervision Administration (as identified in paragraph 6 of this Order) and shall until the Return Date inform the Claimants by letter. signed by a director or other proper officer or legal practitioner of the Defendant forthwith after any oral communication takes place by or on behalf of the Defendant with the Bao’an Branch of Market Supervision Administration of the Shenzhen Municipality or the Guangming Branch of Market Supervision Administration of the Shenzhen Municipality or any other such branch of the Market Supervision Administration.

9.

The hearing of the Claimant’s application for specific disclosure at paragraphs 3 and 4 of the draft order filed with the Notice of Application filed on 26 January 2022 is adjourned to the Return Date.

10.

The Defendant may apply to set aside or vary this Order by filing and serving on the Claimants a notice of application and evidence in support giving at least 7 days’ notice of the hearing of the application.

11.	The Claimants have permission to apply for further relief.

12.	Costs reserved to the Return Date.

13.	The Defendant’s application for a stay of this order pending an appeal is refused.

BY THE COURT

DEP. REGISTRAR

Schedule 1

Undertaking given on behalf of the Claimants

If the Court later finds that this Order has caused loss to the Defendant, and decides that the Defendant should be compensated for that loss, the Claimants will comply with any Order the Court may make.

Schedule 2

Companies defined as subsidiaries of the First Claimant in this order

1.	Nam Tai Group Limited

2.	Nam Tai Holdings Limited

3.	Nam Tai Group Management Limited

4.	Nam Tai Trading Company Limited

5.	Nam Tai Telecom (Hong Kong) Company Limited

6.	Triumph Commitment Group Limited

7.	Triumph Commitment (Hong Kong) Limited

8.	Wider Trade (Hong Kong) Limited

9.	Shenzhen Kaicheng Architecture and Decoration Company Limited

10.	Shenzhen Yuanmao Materials Company Limited

11.	Sun Team Global Limited

12.	Sun Team Global (Hong Kong) Limited

13.	Shenzhen Nam Tai Big Data Innovation Technology Company Limited

14.	Fine Shine Limited

15.	Fine Shine (Hong Kong) Limited

16.	Shenzhen Nam Tai Technology Innovation Company Limited

17.	Shenzhen Nam Tai Health Technology Company Limited

18.	Treasure Champion Group Limited

19.	Nam Tai (Shenzhen) Consulting Company Limited

20.	Dongguan Nam Tai Real Estate Development Company Limited

21.	Nam Tai Investment (Shenzhen) Company Limited

22.	Zastron Electronic (Shenzhen) Company Limited

23.	Wuxi Zastron Precision-Flex Company Limited

24.	Nam Tai (Shenzhen) Technology Park Operations Management Company Limited

25.	Inno Consultant Company Limited

26.	Shanghai Nam Tai Business Incubator Company Limited